UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

EDGAR Online, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

279765101

(CUSIP Number)

R.R. Donnelley & Sons Company

111 South Wacker Drive,

Chicago, Illinois 60606

Attention: David A. Gardella

with a copy to:

Scott R. Williams

Sidley Austin LLP

1 South Dearborn

Chicago, Illinois 60603

(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	NAME OF REPORTING PERSONS R.R. Donnelley & Sons Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS		WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	1,000
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	1,000
	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) –		100%

14	TYPE OF REPORTING PERSON		CO

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D filed on May 31, 2012 (the Schedule 13D”) by R.R. Donnelley & Sons Company, a Delaware corporation (“RRD”). Capitalized terms used herein not otherwise defined shall have the meaning ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby amended, restated and replaced in its entirety by the following:

Upon consummation of the Merger on August 14, 2012, the total Merger Consideration paid by RRD for the outstanding shares of Common Stock, Series B Stock, Series C Stock and vested equity awards was approximately $73.0 million. The source of funds for the Merger Consideration was readily available funds.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraph:

On August 14, 2012, the parties to the Merger Agreement consummated the Merger. Pursuant to the terms of the Merger Agreement, each share of Series B Stock, Series C Stock and Common Stock issued and outstanding immediately prior to the Effective Time (except for those owned by RRD, Merger Sub, EDGR or any of their respective subsidiaries or held by EDGR in treasury) were cancelled and converted into the right to receive $171.875, $158.790, and $1.092, in cash, respectively, without interest, on the terms and subject to the conditions set forth in the Merger Agreement. Each outstanding stock option of EDGR, whether vested or unvested, either cancelled without the right to receive consideration or converted into the right to receive consideration in an amount equal to (i) the number of shares of Common Stock underlying the option multiplied by (ii) the difference between (A) $1.092, and (B) the exercise price per share of such option.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended, restated and replaced in its entirety by the following:

(a) – (b) As of August 14, 2012, following the Effective Time, RRD was the record owner of, and had voting and dispositive power with respect to, 1,000 shares of common stock of EDGR, representing 100% of the issued and outstanding shares of EDGR.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 20, 2012

R.R. DONNELLEY & SONS COMPANY

By:	/s/ Suzanne S. Bettman

Name: Title:	Suzanne S. Bettman Executive Vice President, General Counsel